082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

SUPPL


10016316

9 August 2010

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange today.

Yours faithfully,

Philip Davies
Assistant Company Secretary

Dew 9/14

J Sainsbury plc

Application has been made to the Financial Services Authority and the London Stock Exchange plc to cancel the following block listing of ordinary shares of 28 $^{4}/_{7}$p each:

Scheme	No. of shares to be de-listed
J Sainsbury Share Plan 2005 (MSGA)	**11,330**

This block listing is no longer required as the remaining outstanding options under the J Sainsbury Share Plan 2005 have now lapsed and can no longer be exercised.